

April 29, 2013

Via E-mail
David J. Oakes
President and Chief Financial Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122

      Re: DDR Corp.
              Form 10-K for the fiscal year ended December 31, 2012
              Filed March 1, 2013
              File No. 001-11690

Dear Mr. Oakes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 49

Executive Summary, page 49

1.   We note your response to comment 3 of our comment letter dated April 13, 2011 in your letter dated April 28, 2011. We note that per your disclosure on page 18 under the "Tenant Lease Expirations and Renewals" section you continue to have significant lease expirations in the next year. Please explain to us, with a view to disclosure, where you included disclosure regarding the relationship of market rents and leases expected to expire in the next period as well as the relationship between rents on leases that expired in the current reporting period and rents on renewed leases or advise.

Operational Accomplishments, page 51

2.   We note your disclosure of the weighted-average cost per rentable square foot over the lease term of tenant improvements and lease commissions for new leases. In future periodic reports, please expand this disclosure to also provide this information for renewals.

Comparison of 2012, 2011 and 2010 Results of Operations, page 57

Revenues from Operations (in thousands), page 58

3.   We note your disclosure on page 58 providing a comparative analysis of your occupancy rate and average annualized base rent per occupied square foot for your shopping center portfolio. In future periodic reports, please provide this analysis for your "Comparable Portfolio Properties."

Sources and Uses of Capital, page 72

2012 Strategic Transaction Activity, page 72

Developments and Redevelopments, page 74

4.   We note your disclosure regarding your development and redevelopment projects and the development projects of your unconsolidated joint ventures. In future periodic reports, please disclose each material ongoing development and redevelopment project, including data regarding costs incurred to date, budgeted costs, and anticipated completion dates. Also, for any material development projects that have been completed during the period, please disclose the development costs per square foot.

5.   We note that you hold a significant amount of land based on your balance sheet on page F-3. In future periodic reports, please include a discussion regarding the amount of development your land could support.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Christa A. Vesy (Via E-mail)